As filed with the Securities and Exchange Commission on August 25, 2004
Registration No. 333-117198

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MEDTOX SCIENTIFIC, INC.
(Name of Registrant as specified in its Charter)

Delaware	95-3863205
(State or other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

MEDTOX Scientific, Inc.
402 West County Road D
St. Paul, Minnesota 55112
(651) 636-7466
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Richard Braun, CEO
MEDTOX Scientific, Inc.
402 West County Road D
St. Paul, Minnesota 55112
(651) 636-7466
(Name, Address and Telephone Number of Agent for Service)

Copies to: Robert R. Ribeiro, Esq. Fredrikson & Byron, P.A. 4000 Pillsbury Center 200 South Sixth Street Minneapolis, Minnesota 55402 (612) 492-7000

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors and as Selling Shareholders shall determine.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
If any of the securities being registered on this form to be offered on a delayed or continuous basis, pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

         If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to aforesaid Section 8(a), may determine.

        Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state in which the offer or sale is not permitted.

SUBJECT TO COMPLETION, August 25, 2004

PROSPECTUS

MEDTOX SCIENTIFIC, INC.

1,420,771 SHARES OF COMMON STOCK

        This Prospectus relates to the offer and sale of up to 1,420,771 shares of Common Stock (the “Shares”), par value $.15 per share, of MEDTOX Scientific, Inc., a Delaware corporation (the “Company,” “MEDTOX,” “we,” “us” and “our”), that may be offered and sold from time to time by the shareholders described herein under “Selling Shareholders.” These Shares include (i) 1,120,439 shares of Common Stock issuable upon exercise of warrants with an exercise price of $6.75 per share (unless otherwise specified in the Selling Shareholders Table) issued to certain Selling Shareholders in August 2000, (ii) 86,996 shares of Common Stock issuable upon exercise of warrants with an exercise price of $5.805 per share issued to certain Selling Shareholders in September 2001, and (iii) 213,336 shares of Common Stock underlying options issued in 1998 and 2003. The Selling Shareholders may offer their Shares from time to time through or to brokers or dealers on the American Stock Exchange at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the Selling Shareholders. We will not receive any proceeds from the sale of Shares by the Selling Shareholders. See “How the Shares May Be Distributed.”

        We will bear all expenses of the offering (estimated at $18,948), except that the Selling Shareholders will pay any applicable underwriter’s commissions and expenses, brokerage fees or transfer taxes.

        Our Common Stock is traded on the American Stock Exchange under the symbol of “TOX.” The closing sale price of the MEDTOX Common Stock on August 24, 2004 was $7.10 per share.

        The Common Shares offered by this Prospectus are speculative and involve a high degree of risk. See “Risk Factors” beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 25, 2004.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the public reference room at Judiciary Plaza Building, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The Securities and Exchange Commission maintains an internet site at http://www.sec.gov where information regarding issuers (including MEDTOX) may be found.

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (Registration No. 333-117198). The registration statement contains more information than this prospectus regarding Medtox and our common stock, including exhibits and schedules. You can get a copy of the registration statement at the address listed above or from the internet site.

        The Securities and Exchange Commission allows us to “incorporate” into this prospectus information we file with the Securities and Exchange Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus, which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below for MEDTOX Scientific, Inc. (File No. 001-11394), except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares:

o	Annual Report on Form 10-K for the year ended December 31, 2003

o	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004

o	The Company’s current reports on Form 8-K dated February 3, 2004, March 2, 2004, March 3, 2004, April 15, 2004, April 20, 2004, May 21, 2004, July 15, 2004, July 19, 2004 and July 29, 2004

You may request a copy of these documents, at no cost, by writing to:

MEDTOX Scientific, Inc. Attention: Principal Accounting Officer 402 West County Road D St. Paul, MN 55112 Phone: (651) 636-7466 Fax: (651) 628-6105

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

COMPANY SUMMARY

        MEDTOX Scientific, Inc., a Delaware corporation, was organized in September 1986. We and our subsidiaries, Medtox Laboratories, Inc., MEDTOX Diagnostics, Inc. and New Brighton Business Center, LLC (“NBBC”) are referred to in this document as the “Company,” “we,” “us,” or “our.” MEDTOX Laboratories, Inc. is a toxicology laboratory which provides forensic toxicology, clinical toxicology, and heavy metals analyses. MEDTOX Diagnostics, Inc. develops, manufactures and markets on-site diagnostic and screening tests which are used to detect substances in humans, foodstuffs, animals, feed and the environment. NBBC conducts the Company’s building and rental activities that are not related to the Company’s operations.

RISK FACTORS

        You should consider carefully the following risk factors, along with the other information contained in or incorporated by reference in this prospectus, in deciding whether to invest in our securities.

        1.        We have a history of net losses and cannot be certain of future profitability, which could result in a decline in the value of our common stock or a loss of your investment. We incurred net losses of $0.3 million and $2.6 million in 2003 and 2000, respectively. We recognized net earnings of $11.7 million and $2.5 million in 2002 and 2001, respectively. As of June 30, 2004, we had an accumulated deficit of approximately $45.0 million. Although we have earned money in the past, we could lose money in the future.

        2.        If we are unable to operate profitably in the future, our ability to pay our debts could be impaired. We may also incur additional indebtedness in the future. Our ability to make principal and interest payments depends on our ability to generate cash in the future. If additional debt is added to our current debt, a greater portion of our cash flows will be needed to satisfy our debt service obligations, and if we do not generate sufficient cash to meet our debt service requirements, we may need to seek additional financing. This may make it more difficult for us to obtain financing on terms that are acceptable to us or at all. As a result, we would be more vulnerable to general adverse economic, industry and capital market conditions as well as the other risks associated with indebtedness.

        As of June 30, 2004, we had approximately $9.3 million of debt outstanding and $4.9 million outstanding on our revolving line of credit. Set forth in the table below, for each of the next five years, is the aggregate amount of principal, estimated interest and total payments with respect to our debt outstanding as of June 30, 2004.

(In thousands)

Twelve Months Ended December 31,	Principal	Interest	Total
Remainder of 2004	$1,736	$303	$2,039

2005	1,478	477	1,955

2006	813	394	1,207

2007	216	371	587

2008	232	355	587

2009 and thereafter	4,783	2,459	7,242

3

        Our debt agreements contain various financial covenants, including a minimum quarterly debt service coverage ratio and a minimum quarterly pre-tax net income level. It also sets a maximum level for capital expenditures, as well as a limitation on the year-over-year increase in compensation of any director, shareholder or consultant. At June 30, 2004 we were in compliance with all financial covenants. At December 31, 2003 we were not in compliance with three of these covenants; however, we were able to obtain a waiver from the lender for the defaults. In the future, if we are unable to comply with our financial covenants and are unable to obtain a waiver from the lender, our ability to obtain additional financing could be restricted and we may be unable to fund our future operations.

        3.        If we are unable to maintain adequate financial resources, we may not be able to maintain a competitive position with respect to our technology or continue to attract and retain qualified technical personnel. Modern biotechnology has changed and continues to change very quickly. As new technologies become introduced into the biotechnology market, we may be required to commit considerable additional efforts, time and resources to enhance our current product line or develop new products. Our success will depend on new products meeting targeted product costs and performance, in addition to timely introduction into the marketplace. We focus our research and development resources on those products which we believe will most quickly maximize revenue and profitability.

        4.        If we fail to keep up with technological factors and fail to develop our products, we may be at a competitive disadvantage and our products may become less attractive or obsolete. The continuing changes in modern biotechnology could render our products or services as unmarketable or obsolete. These changes come in the form of technological innovation, changes in customer requirements, declining prices and evolving industry requirements. Historically, our product and service obsolescence has not had a material impact on our profitability. New products and services, as well as new technology, may render existing technology products and services obsolete, or too costly and unmarketable. If we do not commit the resources necessary to develop and sell products incorporating new technologies as demanded by our markets, our products and services may be rendered obsolete, impacting our revenues and profitability. Even with the development of new technologically advanced products and services, we cannot assure you that the market will accept these. The failure of market acceptance for any of these products and services could reduce our revenues and hinder us in achieving profitability.

        5.        If we are unable to compete successfully in either business segment, our revenues may diminish.

                   Laboratory Services. Our Laboratory Services business segment competes in a fragmented and highly competitive industry. As of December 31, 2003, 52 labs, including MEDTOX Laboratories, Inc., were certified by the Department of Health and Human Services as having met the standards for Subpart C of Mandatory Guidelines for Federal Workplace Drug Testing Programs (59 FR 29916, 29925) and were involved in workplace drugs-of-abuse testing. Without ongoing certification in this program, the laboratory would not be permitted to conduct drug testing for Federal Workplace Drug Testing Programs and our ability to conduct drug testing for non-regulated clients could be impacted.

                   Major competitors include Quest Diagnostics, Laboratory Corporation of America and LabOne as well as the testing units of other clinical laboratories, including independent laboratories, specialized laboratories, and in-house testing facilities maintained by hospitals. Competitive factors include reliability and accuracy of tests, price structure, service, transportation and collection networks and the ability to establish relationships with hospitals, physicians, and users of drug abuse testing programs. It should be recognized, however, that many of the competitors and potential competitors have substantially greater financial and other resources than us.

                   The industry in which we compete is characterized by service issues, including; turn-around time of reporting results, price, the quality and reliability of results, and an absence of patent or other proprietary protection. In addition, since tests performed by us are not protected by patents or other proprietary rights, any of these tests could be performed by our competitors.

                   Our ability to successfully compete in the future and maintain our margins will be based on our ability to maintain our quality and customer service strength while maintaining efficiencies and low cost operations. There can be no assurance that price competitiveness will not increase in importance as a competitive factor in the laboratory testing business.

                   Product Sales. The diagnostics market has become highly competitive with respect to the price, quality and ease of use of various tests and is characterized by rapid technological and regulatory changes. We have designed our on-site tests as inexpensive, on-site tests for use by unskilled personnel, and have not endeavored to compete with laboratory-based systems. These laboratory-based systems consist of bench-top auto analyzers that have fast, automated throughput. Our point of collection testing screening devices were not designed to compete with these automated systems. The only exception to this scenario is with smaller hospital-based laboratories, where the use of our seven, nine and ten panel devices for individual patients arriving in the emergency room is appropriate.

                   Numerous large companies with greater research and development, marketing, financial, and other capabilities, as well as government-funded institutions and smaller research firms, are engaged in research, development and marketing of diagnostic assays for application in the areas for which we produce our products.

                   We have experienced increased competition with respect to our immunoassay tests from systems and products developed by others, many of whom compete solely on price. As the number of firms marketing diagnostic tests has grown, we have experienced increased price competition. Competitors of this nature in the government sector of our business are Phamatech, ACON, Alfa Scientific, PBM and American Bio Medica Corp. Within our workplace division, competitors include the above-mentioned companies and Apogent, Lifesign, and ABI. In the hospital market, competitors include Abbott Laboratories and BioSite Triage. A further increase in competition may reduce our ability to compete in the diagnostics market and hinder our future financial prospects.

        6.        Our inability or failure to protect our patents and proprietary information could damage our ability to compete in the biotechnology industry and reduce our revenues and damage our prospects for achieving growth and profitability.

                   Laboratory Services. We believe that the basic technologies requisite to the production of antibodies are in the public domain and are not patentable. We intend to rely upon trade secret protection of certain proprietary information, rather than patents, where we believe disclosure could cause us to be vulnerable to competitors that could successfully replicate our techniques and processes.

                   Product Sales. We rely on our intellectual property rights for our products that are marketed into the diagnostics industry. We maintain the confidentiality and proprietary nature of these products and other intellectual property rights by utilizing a combination of: trade secret, copyright and trademark laws; patents and pending patent applications; employee confidential disclosure agreements; and nondisclosure agreements with current and potential business partners and vendors.

                   Notwithstanding our efforts to protect our proprietary rights, existing trade secret, copyright, and trademark laws afford only limited protection. Despite our efforts to protect our proprietary rights and other intellectual property, unauthorized parties may attempt to copy aspects of our products, obtain and use information that we regard as proprietary or misappropriate our copyrights, trademarks, trade and similar proprietary rights. Our means of protecting our proprietary rights may not be adequate. In addition, our competitors might independently develop similar technology or duplicate our products or circumvent any patents or our other intellectual property rights.

                   The technologies used in all of our diagnostic point of collection products are covered by one or more patents. As these patents expire over the next several years, we will no longer have protection from competitors, unless we develop new technology, which could impact our ability to compete in the biotechnology industry and reduce our revenues.

        7.        If our tests and business processes infringe on the intellectual property rights of others, we could be forced to engage in costly litigation, pay substantial damages or be prohibited from selling certain of our tests or products. Other companies or individuals, including our competitors, may obtain patents or other property rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests or products or operate our business. As a result, we may be involved in intellectual property litigation and we may be found to infringe on the proprietary rights of others, which could force us to do one or more of the following:

o	cease developing, performing or selling tests of products that incorporate the challenged intellectual property;
o	change our business processes; or
o	pay substantial damages, court costs and attorneys’ fees, including potentially increased damages for any infringement held to be willful.

        Patents generally are not issued until several years after an application is filed. The possibility that, before a patent is issued to a third party, we may be performing a test or other activity covered by the patent is not a defense to an infringement claim. Thus, even tests or products that we develop could become the subject of infringement claims if a third party obtains a patent covering those tests or products.

        Infringement and other intellectual property claims, regardless of their merit, can be expensive and time-consuming to litigate. In addition, any requirement to reengineer our tests or products or change our business processes could substantially increase our costs, force us to interrupt product sales or delay new test releases. In the past, we have not been subject to a dispute regarding infringement of intellectual property of third parties. However, infringement claims could arise in the future as patents could be issued on tests or processes that we may be performing.

        8.        Our business and products are subject to stringent laws and regulations and if we are unable to comply, our business may be significantly harmed. Our products and services are subject to the regulations of a number of governmental agencies as listed below. We cannot predict whether future changes in governmental regulations might significantly increase compliance costs or adversely affect the time or cost required to develop and introduce new products. In addition, our products are or may become subject to foreign regulations. If we do not comply with existing or additional laws or regulations, or if we incur penalties, it could increase our expenses, prevent us from increasing net revenue, or hinder our ability to conduct our business.

                   (a)        Substance Abuse and Mental Health Services Administration (SAMHSA). MEDTOX Laboratories, Inc. has been certified by SAMHSA since 1988. SAMHSA certifies laboratories meeting strict standards under Subpart C of Mandatory Guidelines for Federal Workplace Drug Testing Programs. Continued certification is accomplished through periodic inspection by SAMHSA to assure compliance with applicable regulations. Without ongoing certification in this program, the laboratory would not be permitted to conduct drug testing for Federal Workplace Drug Testing Programs. If we fail to maintain certification by SAMHSA, our ability to conduct drug testing for non-regulated clients could be impacted.

                   (b)        United States Food and Drug Administration (FDA). Certain tests for human diagnostic purposes must be cleared by the FDA prior to their marketing for in vitro diagnostic use in the United States. The FDA regulated products produced by us are in vitro diagnostic products subject to FDA clearance through the 510(k) process which requires the submission of information and data to the FDA that demonstrates that the device to be marketed is substantially equivalent to a currently marketed device. This data is generated by performing clinical studies comparing the results obtained using our device to those obtained using an existing test product. Although no maximum statutory response time has been set for review of a 510(k) submission, as a matter of policy the FDA has attempted to complete review of 510(k) submissions within 90 days. To date, we have received 510(k) clearance for 18 different products. Products subject to 510(k) regulations may not be marketed for in vitro diagnostic use until the FDA issues a letter stating that a finding of substantial equivalence has been made.

                   As a registered manufacturer of FDA regulated products, we are subject to a variety of FDA regulations including the Good Manufacturing Practices (GMP) regulations which define the conditions under which FDA regulated products are to be produced. These regulations are enforced by the FDA and failure to comply with GMP or other FDA regulations can result in the delay of pre-market product reviews, fines, civil penalties, recall, seizures, injunctions and criminal prosecution. With the exception of the forensic market, FDA clearance of our diagnostic products is required by our clients and regulatory agencies.

                   (c)        Drug Enforcement Administration (DEA). Our primary business involves either testing for drugs-of-abuse or developing test kits for the detection of drugs/drug metabolites in urine. MEDTOX Laboratories, Inc. is registered with the DEA to conduct chemical analyses with controlled substances. The MEDTOX Diagnostics, Inc. facility in Burlington, North Carolina is registered by the DEA to manufacture and distribute controlled substances and to conduct research with controlled substances. Maintenance of these registrations requires that we comply with applicable DEA regulations.

                   (d)        Canadian Medical Devices Conformity Assessment System (CMDCAS). MEDTOX Diagnostics, Inc. maintains a Quality System which satisfies the requirements for ensuring the safety and effectiveness of MEDTOX products and meeting the customer needs in accordance with FDA requirements as described in 21 CFR part 820 (Quality Systems), and that satisfies the requirements of the Canadian Medical Devices Regulations (CMDR) and CAN/CSA ISO 13485:1998 and ISO 9001:1994.

                   The policy on the Canadian Medical Devices Conformity Assessment System (CMDCAS) addresses the Quality System requirements found in the CMDR. To sell a medical device in Canada, manufacturers must meet the regulatory requirements as defined in the Medical Devices Regulations. The Quality System implemented by the manufacturer for design and manufacture of medical devices must satisfy the Quality System requirements of ISO 13485 and the manufacturer is required to have its Quality System registered by an approved CMDCAS Registrar. A CMDCAS approved Registrar audits the manufacturer’s Quality System to ISO 13485:1998 and ISO 9001:1994. MEDTOX Diagnostics, Inc. maintains a quality management system fulfilling the requirements of EN ISO 13485 and CMDCAS ISO 13485, Quality Systems – Medical Devices and ISO 9001:2000 — Quality Management Systems – Requirements. MEDTOX Diagnostics, Inc. has been issued the TUV Rheinland Product Safety GmbH quality system certificate to EN ISO 13485:2000 and the TUV Rheinland of North America Inc., quality system certificate to ISO 13485 under CMDCAS. If we fail to meet CMDCAS requirements, we would not be permitted to sell our diagnostic products to the Canadian market, which could reduce our revenue.

                   (e)        Centers for Medicare and Medicaid Services (CMS) formerly Health Care Financing Administration (HCFA). The Clinical Laboratory Improvement Act (CLIA) introduced in 1992 requires that all in vitro diagnostic products be categorized as to level of complexity. A request for CLIA categorization of any new clinical laboratory test system must be made simultaneously with FDA 510(k) submission. The EZ-SCREEN®, PROFILE®, PROFILE®-II, VERDICT® and VERDICT®-II drugs-of-abuse tests currently marketed by MEDTOX Diagnostics, Inc. have been categorized as moderately complex. The complexity category to which a clinical laboratory test system is assigned may limit the number of laboratories qualified to use the test system thus impacting product sales. MEDTOX Laboratories, Inc. is a CLIA licensed high complexity laboratory and is accredited by the College of American Pathologists Laboratory Accreditation Program.

                   (f)        Additional Laboratory Regulations. The laboratories of MEDTOX Laboratories, Inc. and certain of our laboratory personnel are licensed or otherwise regulated by certain federal agencies, states, and localities in which we conduct business. Federal, state and local laws and regulations require MEDTOX Laboratories, Inc. among other things, to meet standards governing the qualifications of laboratory owners and personnel, as well as the maintenance of proper records, facilities, equipment, test materials, and quality control programs. In addition, the laboratories are subject to a number of other federal, state, and local requirements which provide for inspection of laboratory facilities and participation in proficiency testing, as well as govern the transportation, packaging, and labeling of specimens tested by either laboratory. The laboratories are also subject to laws and regulations prohibiting the unlawful rebate of fees and limiting the manner in which business may be solicited. If we fail to comply with clinical laboratory accreditation standards, the type of testing we conduct could be limited or prohibited, and we could be subject to sanctions, fees, and other penalties.

                   MEDTOX Laboratories, Inc. receives and uses small quantities of hazardous chemicals and radioactive materials in its operations and is licensed to handle and dispose of such chemicals and materials. Any business handling or disposing of hazardous and radioactive waste is subject to potential liabilities under certain of these laws.

        9.        If reimbursement for our services by third party payors is reduced, our net revenues could diminish. There has been and will continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the U.S. may continue to put pressure on the pricing of healthcare services. Third party payors, including state payors and Medicare, are challenging the prices charged for medical products and services. Government and other third party payors increasingly are limiting both coverage and the level of reimbursement for our services. In 2003 and 2002, third party payors accounted for approximately 6.8% and 3.5%, respectively, of our net revenue. A portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third party payors. Any pricing pressure exerted by these third party payors on our customers may, in turn, be exerted by our customers on us. If government and other third party payors do not provide adequate coverage and reimbursement for our services, our net revenue could decline.

                   Efforts to impose reduced reimbursements and more stringent cost controls by government and other payors may continue. If we cannot offset additional reductions in the payments we receive for our services by reducing costs, increasing test volume and/or introducing new procedures, our net revenues and profitability could decline.

                   Although management believes that established reserves for claims are sufficient, it is possible that additional information may become available that may cause the final resolution of these matters to exceed established reserves by an amount which could be material to our results of operations and cash flows in the period in which such claims are settled.

        10.        If we lose our key personnel or are unable to attract and retain qualified personnel as necessary, our business could be harmed. We are dependent on the expertise and experience of our senior management team such as Richard Braun, Chairman, President, and Chief Executive Officer; Kevin Wiersma, Vice President, Chief Financial Officer and Chief Operating Officer of MEDTOX Laboratories; James Schoonover, Vice President and Chief Marketing Officer; B. Mitchell Owens, Vice President and Chief Operating Officer of MEDTOX Diagnostics; and Susan Puskas, Vice President, Quality Regulatory Affairs, and Human Resources, for our future success. Although we have an employment contract with Mr. Braun and severance agreements with Mr. Wiersma, Mr. Schoonover and Mr. Owens, we do not maintain any key man life insurance policies on any management personnel. Although we are not aware of any plans for any of our key management personnel to leave or retire in the foreseeable future, the loss of services of any of our key employees could delay the development of our business and have a negative impact on our operating results and financial condition.

        11.        Continued volatility in our stock price could result in a loss of your investment. The market price of our common stock has been and may continue to be volatile. From January 1, 2002 to December 31, 2003, the closing bid price of our common stock has varied from a high of $8.07 to a low of $3.01 per share. Since January 1, 2004, the market price of our common stock has fluctuated between $7.60 and $3.83 per share. Factors such as announcement of technological innovations or new commercial products by us or our competitors, governmental regulation, patent or proprietary right developments, or public safety and health concerns may have a significant impact on the market price of our securities. In addition, resales of securities by shareholders may add significantly to volatility. Moreover, there has been a history in recent years of significant volatility in the market prices for securities of biotechnology companies.

        12.        We have never paid cash dividends. We have never declared or paid cash dividends since our inception and we have no plans to pay a cash dividend in the foreseeable future. Our financial covenants under our debt instrument effectively preclude us from paying cash dividends without approval. On November 9, 2001, we paid a 10% stock dividend to holders of record of our Common Stock on October 26, 2001, and on July 5, 2002, we paid a 10% stock dividend to holders of record of our Common Stock on May 22, 2002. In addition, on July 29, 2004 we announced a 3-for-2 stock split which was affected in the form of a stock dividend that was paid on August 20, 2004 to holders of record of our Common Stock on August 10, 2004. There can be no assurance that any future stock dividend will be declared or paid.

        13.        Manufacturing and marketing our products entail a risk of product liability claims which could significantly increase our operating costs. Damages assessed in connection with, and the costs of defending, any legal action could be substantial. We currently maintain insurance with coverage up to $2 million to cover our current product liability claims. On August 13, 1993, we procured insurance coverage against the risk of product liability arising out of events after such date, but such insurance does not cover claims made after that date based on events that occurred prior to that date. Consequently, for uncovered claims, we could be required to pay any and all costs associated with any product liability claims brought against us, the cost of defense whatever the outcome of the action, and possible settlement or damages if a court rendered a judgment in favor of any plaintiff asserting such a claim against us. Damages may include punitive damages, which may substantially exceed actual damages. The obligation to pay such damages could exceed our ability to pay such damages.

        The MEDTOX laboratory testing services are primarily diagnostic and expose the laboratory to the risk of liability claims. We have maintained continuous professional and general liability insurance coverage since 1984. We currently maintain insurance with coverage up to $7 million to cover professional and general liability claims.

        In the past, all product liability and professional and general liability claims have been covered under our insurance policy. However, in the future, we may be faced with litigation claims which exceed our insurance coverage or are not covered under our insurance policy.

FORWARD LOOKING STATEMENTS

        Certain statements contained in this prospectus, including, without limitation, statements containing the words “believes,” “anticipates,” “may,” “intends,” “expects” and words of similar import, constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements (or industry results, performance or achievements) expressed or implied by these forward looking statements to be substantially different from those predicted.

        We do not undertake any obligation to publicly update or revise any forward looking statements contained in this prospectus or incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward looking events and circumstances discussed in this prospectus might not transpire.

PROCEEDS FROM THE SALE OF SHARES

        We will not receive any proceeds from the sale of shares of our Common Stock by the Selling Shareholders. However, we may receive up to $8,067,975 from the exercise of warrants and $988,814 from the exercise of options. Such proceeds, if any, will be used for working capital and other corporate purposes.

        We expect to incur expenses of approximately $18,948 in connection with the registration of the Shares.

SELLING SHAREHOLDERS

        Set forth below are the names of the Selling Shareholders, the number of shares of our Common Stock beneficially owned by each of them on the date hereof, the percentage of the outstanding Common Stock owned and the number of shares offered hereby.

Name of Selling Shareholder	Securities Beneficially Owned	Percent Common Stock Owned (1)	Number of Shares Registered for Sale Hereby (2)	Securities Beneficially Owned After Completion of the Offering (3)
VLC Properties LP	2,154	*	Warrants(4) 2,154	0

Janavee Daniel Trust	4,307	*	Warrants(4) 4,307	0

William Randolph & Sara Lynn Creed Piper	2,154	*	Warrants(4) 2,154	0

US Bancorp Piper Jaffray, Inc.	64,091	*	Warrants(4) 4,307	59,784
Custodian for Brian P. Johnson (6)

Louis Perlman	17,226	*	Warrants(4) 17,226	0

Linda Stillman	17,226	*	Warrants(4) 17,226	0

Robert W. Baird & CO. Inc. TTEE	4,307	*	Warrants(4) 4,307	0

Robert S. & Denise M. Kokales	3,447	*	Warrants(4) 3,447	0

Jean Way Schoonover	8,613	*	Warrants(4) 8,613	0

Charles D. Schoonover	4,307	*	Warrants(4) 4,307	0

Robert R. Ribeiro & Noreen M. Chervenak	1,722	*	Warrants(4) 1,722	0

Richard Braun (7)	511,507	6.56%	Options 91,668	419,839

Samuel C. Powell(8)	286,956	3.83%	Warrants(4) 17,226	269,730

David B. Johnson Family Foundation	74,073	*	Warrants(5) 74,073	0

John F. Rooney	7,407	*	Warrants(5) 7,407	0

Ellis Family Limited Partnership	13,889	*	Warrants(5) 13,889	0

Perkins Capital Management, Inc.	7,407	*	Warrants(5) 7,407	0
Profit Sharing Plan

Industricorp & Co., Inc FBO Twin	46,296	*	Warrants(5) 46,296	0
City Carpenters Pension Plan

Pyramid Partners, L.P.	74,073	*	Warrants(5) 74,073	0

Piper Jaffray as Custodian FBO Harold	9,260	*	Warrants(5) 9,260	0
Roitenberg IRA

Sandra J. Hale	4,631	*	Warrants(5) 4,631	0

USB Piper Jaffray as Custodian	4,631	*	Warrants(5) 4,631	0
FBO Mark Halsten IRA

Marla C. Kennedy	4,631	*	Warrants(5) 4,631	0

William R. Kennedy	4,631	*	Warrants(5) 4,631	0

11
Name of Selling Shareholder	Securities Beneficially Owned	Percent Common Stock Owned (1)	Number of Shares Registered for Sale Hereby (2)	Securities Beneficially Owned After Completion of the Offering (3)
Margaret Velia Kinney	4,631	*	Warrants(5) 4,631	0

E. Robert Kinney	4,631	*	Warrants(5) 4,631	0

MB Partnership	4,631	*	Warrants(5) 4,631	0

The Miller Family Trust	4,631	*	Warrants(5) 4,631	0

Strickland Family Limited Partnership	7,407	*	Warrants(5) 7,407	0

Christopher T. Dahl	4,631	*	Warrants(5) 4,631	0

Edward E. Strickland	7,407	*	Warrants(5) 7,407	0

Richard W. Perkins Trustee FBO	9,260	*	Warrants(5) 9,260	0
Richard W. Perkins Trust

Pamela L. Brown, Trustee FBO Pamela L	4,631	*	Warrants(5) 4,631	0
Brown, Trust

Perkins Foundation	4,631	*	Warrants(5) 4,631	0

Perkins and Partners Profit Sharing	9,260	*	Warrants(5) 9,260	0
Plan & Trust

Danton S. Char	4,631	*	Warrants(5) 4,631	0

Donald M. & Pauline H. Roux JT	4,631	*	Warrants(5) 4,631	0

Piper Jaffray as Custodian FBO James H	4,631	*	Warrants(5) 4,631	0
Lehr SEG/IRA

Rockford, Inc. Pension & Profit Sharing	4,631	*	Warrants(5) 4,631	0
Plan & Trust

Daniel W. O'Brien	4,631	*	Warrants(5) 4,631	0

Elliot A. and Jean E. Cobb Joint Account	4,631	*	Warrants(5) 4,631	0

Dorsey & Whitney Retirement Trust FBO	4,631	*	Warrants(5) 4,631	0
Thomas O. Moe

USB Piper Jaffray as Custodian Gary B	4,631	*	Warrants(5) 4,631	0
Davis SEG/IRA

USB Piper Jaffray as Custodian FBO	3,704	*	Warrants(5) 3,704	0
Daniel S. Perkins IRA

Daniel S. Perkins, Trustee FBO Daniel S. Perkins	6,482	*	Warrants(5) 6,482	0

USB Piper Jaffray as Custodian FBO	2,778	*	Warrants(5) 2,778	0
Patrice M. Perkins IRA

Patrice M. Perkins Trust	6,482	*	Warrants(5) 6,482	0

USB Piper Jaffray as Custodian FBO	6,482	*	Warrants(5) 6,482	0
James G. Peters, Sr. IRA

USB Piper Jaffray as Custodian FBO	8,334	*	Warrants(5) 8,334	0
David H. Potter IRA

12
Name of Selling Shareholder	Securities Beneficially Owned	Percent Common Stock Owned (1)	Number of Shares Registered for Sale Hereby (2)	Securities Beneficially Owned After Completion of the Offering (3)
Robert G. Allison	18,519	*	Warrants(5) 18,519	0

Gary A. Bergren	5,555	*	Warrants(5) 5,555	0

Craig L. Campbell	5,555	*	Warrants(5) 5,555	0

USB Piper Jaffray as Custodian FBO	18,519	*	Warrants(5) 18,519	0
Bradly A. Erickson IRA

Dennis D. Gonyea	9,260	*	Warrants(5) 9,260	0

Dorothy J. Hoel	9,260	*	Warrants(5) 9,260	0

USB Piper Jaffray as Custodian FBO	4,631	*	Warrants(5) 4,631	0
Charles W. Pappas IRA

USB Piper Jaffray as Custodian FBO	24,446	*	Warrants(5) 24,446	0
Richard C. Perkins IRA

Richard C. Perkins	9,260	*	Warrants(5) 9,260	0

John T. Potter	5,555	*	Warrants(5) 5,555	0

Scott E. and Mary T. Strickland	5,555	*	Warrants(5) 5,555	0

David M. Westrum, TTEE FBO David M	5,555	*	Warrants(5) 5,555	0
Westrum Revocable Living Trust

Shawn P. Weinand	5,186	*	Warrants(5) 5,186	0

Stephen E. Kairies	4,631	*	Warrants(5) 4,631	0

Jeff Dobbs	9,260	*	Warrants(5) 9,260	0

Dan Dryer	9,260	*	Warrants(5) 9,260	0

Dr. Paul C. and Nancy S. Seel	4,631	*	Warrants(5) 4,631	0

Luke W. Vidor	4,631	*	Warrants(5) 4,631	0

USB Piper Jaffray as Custodian FBO	4,631	*	Warrants(5) 4,631	0
James B. Wallace

John Albers	13,889	*	Warrants(5) 13,889	0

Kevin McHale	4,631	*	Warrants(5) 4,631	0

Donald A. Johnson	9,260	*	Warrants(5) 9,260	0

John & Catherine Oglesby Ten Com	42,594	*	Warrants(5) 42,594	0

Jeffrey E. O'Neil	3,704	*	Warrants(5) 3,704	0

First Trust Assoc. as TTEE Jon G. Nelson IRA	4,631	*	Warrants(5) 4,631	0

Jeff Walker and Susan E. Walker	4,631	*	Warrants(5) 4,631	0

Kenneth G. Benson	5,555	*	Warrants(5) 5,555	0

13
Name of Selling Shareholder	Securities Beneficially Owned	Percent Common Stock Owned (1)	Number of Shares Registered for Sale Hereby (2)	Securities Beneficially Owned After Completion of the Offering (3)
William A. Strenglis & Kalliope	4,631	*	Warrants(5) 4,631	0
Strenglis TTEES of the Family Trust

John J. Altmann SR	4,631	*	Warrants(5) 4,631	0

Jeffrey D. Rahm & Stanley D. Rahm, JTWROS	4,631	*	Warrants(5) 4,631	0

J. Mark Lathers IRA	4,631	*	Warrants(5) 4,631	0

Kyle Mansfield	4,631	*	Warrants(5) 4,631	0

Steven J. Bateman	4,631	*	Warrants(5) 4,631	0

Brian R. & Jennifer Johnson	4,631	*	Warrants(5) 4,631	0

Joseph Hendrickson	4,631	*	Warrants(5) 4,631	0

William H. Riviere & Renee Riviere	2,778	*	Warrants(5) 2,778	0

First Trust Natl. Assoc. TTEE	4,631	*	Warrants(5) 4,631	0
Thomas Tsatsos IRA

Jeffrey D. Rahm & Susan Rahm	4,631	*	Warrants(5) 4,631	0

David E. Riviere	4,631	*	Warrants(5) 4,631	0

Gary Kohler	4,631	*	Warrants(5) 4,631	0

Pyramid Trading Ltd. Partnership	259,259	3.37%	Warrants(5) 259,259	0

Paul Forsberg	55,556	*	Warrants(5) 55,556	0

Ann S. Chudnofsky	4,631	*	Warrants(5) 4,631	0

Miller, Johnson & Kuehn, Inc.(11)	17,493	*	Warrants(5) 17,493	0

Miller, Johnson & Kuehn, Inc. Investment Pool(11)	9,260	*	Warrants(5) 9,260	0

Joseph D. Leach(11)	21,389	*	Warrants(5) 21,389	0

David B. Johnson(11)	20,144	*	Warrants(5) 20,144	0

Paul R. Kuehn(11)	20,144	*	Warrants(5) 20,144	0

Stanley D. Rahm(11)	6,714	*	Warrants(5) 6,714	0

Eldon C. Miller(11)	6,714	*	Warrants(5) 6,714	0

Robert Bohannon	30,000	*	Options(9) 30,000	0

Harry McCoy	91,668	1.22%	Options(10) 91,668	0

* Less than 1.0%

(1)	Based on 7,442,889 shares of Common Stock issued and outstanding as of the date of this Prospectus.
(2)

Does not constitute a commitment to sell any or all of the stated number of shares of Common Stock. The number of shares of Common Stock offered will be determined from time to time by the Selling Shareholder in his or her discretion.

(3)

Assumes all the shares of Common Stock are sold pursuant to this Prospectus and that no other shares of Common Stock are acquired or disposed of by the Selling Shareholders prior to the termination of this Prospectus.

14
(4)	All warrants have an exercise price of $5.805 unless otherwise noted.
(5)	All warrants have an exercise price of $6.75 unless otherwise noted.
(6)	Mr. Johnson is a director of our Company.
(7)	Mr. Braun is our Chairman and Chief Executive Officer. Includes 91,668 options registered hereunder having an exercise price of $4.7727 per share.
(8)	Dr. Powell is a director of our Company.
(9)	Dr. Bohannon is the Vice President of Technology, Research and Development for MEDTOX Diagnostics. Includes 30,000 options registered hereunder having an exercise price of $3.7933 per share
(10)	Dr. McCoy was our Chairman and President until October 2000. Includes 91,668 options registered hereunder having an exercise price of $4.7727 per share.
(11)

Miller, Johnson & Kuehn, Inc. is a registered broker-dealer. Joseph D. Leach, David B. Johnson, Paul R. Kuehn, Stanley D. Rahm and Eldon C. Miller are or were registered representatives with and affiliates of Miller, Johnson & Kuehn, Inc. These persons received their warrants in the ordinary course of business as compensation for underwriting activities performed for us. To our knowledge, at the time of the transactions, none of these persons had any agreements or understandings, directly or indirectly, with any person to distribute these securities.

        We have agreed with certain of the Selling Shareholders to file with the Securities and Exchange Commission, under the Securities Act, a Registration Statement of which this Prospectus forms a part, with respect to the resale of the Shares.

HOW THE SHARES MAY BE DISTRIBUTED

        The Selling Shareholders have advised us that they may from time to time sell all or a portion of the Shares offered in one or more transactions on the American Stock Exchange, or on any other exchange on which MEDTOX common stock may then be listed, in privately negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of Section 2(4) of the Securities Act of 1933.

        Neither the Selling Shareholders nor we can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders on account of their sales of the Shares from time to time.

        Because the Selling Shareholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, the Selling Shareholders will be subject to prospectus delivery requirements under the Securities Act of 1933. Furthermore, in the event of a “distribution” of securities, the Selling Shareholders, any selling broker-dealer, and any “affiliated purchasers” may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, which prohibits certain activities for the purpose of pegging, fixing or stabilizing the price of securities in connection with an offering.

        Under the securities laws of certain states, the Shares may be sold only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale or an exemption from such requirement is available and is complied with.

        We will pay certain expenses in connection with this offering, estimated to be approximately $18,948, but we will not pay for any underwriting commissions and discounts, if any, or other expenses of the Selling Shareholders.

LEGAL MATTERS

        Certain legal matters associated with the Shares being offered hereby will be passed upon for us by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

TABLE OF CONTENTS

16
PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The estimated expenses in connection with this offering are as follows:

Securities and Exchange Commission Filing Fee	$1,248
Legal Fees and Expenses	6,000
Accounting Fees and Expenses	11,500
Miscellaneous	200

Total Expenses	$18,948

Item 15.  Indemnification of Directors and Officers

        Our Certificate of Incorporation and Bylaws include provisions that (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the General Corporation Law of the State of Delaware and (ii) indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 16.  Exhibits

5.1	Opinion of Fredrikson & Byron, P.A. (“F&B”)
23.1	Consent of Deloitte &Touche LLP
23.2	Consent of Fredrikson & Byron, P.A. (included in the opinion of F&B filed as Exhibit 5.1)
24.1	Power of Attorney (included on pages II-4 of this registration statement).

II-1

Item 17. Undertakings

(a)     The undersigned Registrant hereby undertakes:

          (1)     To file, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

Include any additional material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2)     That for determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)     To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

(b)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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(c)     The undersigned Registrant further undertakes that:

          (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on August 25, 2004.

MEDTOX Scientific, Inc.

By: /s/ Richard J. Braun
Richard J. Braun
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Richard J. Braun and Kevin J. Wiersma, and each of them, as his or her true and lawful attorney-in fact and agent, with full power and substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his or her substitutes, shall do or cause to be done by virtue hereof.

Signatures	Title	Date

/s/ Richard J. Braun	President, Chief Executive Officer, and	August 25, 2004
Richard J. Braun	Chairman of the Board of Directors

/s/ Kevin J. Wiersma	Chief Financial Officer and Principal	August 25, 2004
Kevin J. Wiersma	Accounting Officer

/s/ Samuel C. Powell, Ph.D.	Director	August 25, 2004
Samuel C. Powell, Ph.D

/s/ Robert J. Marzec	Director	August 25, 2004
Robert J. Marzec

/s/ Robert A. Rudell	Director	August 25, 2004
Robert A. Rudell

/s/ Brian P. Johnson	Director	August 25, 2004
Brian P. Johnson

II-4
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 MEDTOX SCIENTIFIC, INC. EXHIBIT INDEX TO AMENDMENT NO. 1 ON FORM S-3

Exhibit Number	Description
5.1	Opinion of Fredrikson & Byron, P.A. ("F&B")
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Fredrikson & Byron, P.A. (included in the opinion of F&B filed as Exhibit 5.1)
24.1	Power of Attorney (included on page II-4 of this registration statement)

II-5